SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: May 5, 2011

Press Release

For Immediate Release

Turkcell, Turkey’s Largest Mobile Network Operator Selects OTI’s COPNI
Mobile Payment Product for Turkcell’s NFC Program

- OTI is Working with E-Kart Electronic Card Systems to Provide the Add-On to Turkcell
- Turkcell has Over 33 Million Subscribers in Turkey

ISELIN, N.J., May 5, 2011 – On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, today announced that Turkcell, Turkey’s largest mobile network operator with over 33 million subscribers, has chosen OTI’s COPNI mobile payment solution for its near field communication (NFC) program, that is launched as “Turkcell Cep-T Cüzdan”.

Turkcell has commenced a rollout of an NFC program, with initial focus on contactless payment applications that will enable to increase transaction flow and provide additional business, as well as strengthen even further Turkcell’s position as a leading technology and service provider for the Turkish market.

OTI’s COPNI™ (Contactless Payment and NFC Insert) enables Turkcell’s own branded handset the T10 to support NFC functionality and contactless payment applications from major card associations. Following payment applications, other applications such as transportation, ticketing or loyalty will be available to Turkcell Cep-T Cüzdan subscribers by the end of the year, and customers will experience the real wallet concept with the convenience of their mobile equivalent.

A COPNI-enabled mobile phone is a platform that enables mobile network operators (MNOs) to provide a true after-market solution to existing subscribers, filling the gap between the demand and lack of handsets with embedded NFC.  Simply tapped near a contactless reader, the COPNI-enabled mobile phone can be used in a broad range of payment transactions including prepaid, credit and debit, as well as loyalty programs and other NFC related applications.

E-Kart General Manager Enver Irdem quoted: “NFC is an ecosystem that delivers security and confidentiality to the inhabitants such as financial institutes, GSM operators, transport companies, ad agencies, individual end users etc. each with their own requirements and expectations. E-Kart, manufacturing and personalizing banking, gsm and transportation cards as the market leader for the past 10 years both in Turkey and as one of the Trusted Service Managers (TSM) in the region, offers a complete one stop NFC solution for the ecosystem.

OTI’s COPNI™ (Contactless Payment and NFC Insert) enables E-Kart to deliver security, reliability, flexibility and portability to our customers within the ecosystem”

Oded Bashan, Chairman and CEO of OTI commented: “We are happy to work with Turkcell, providing them the ability to offer NFC with applications such as payment and transit, for different models in a true after market, cost-effective solution. OTI is working in Turkey for several years, providing its contactless payment products to multiple issuers and retailers.”

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About TURKCELL
Turkcell is the leading communications and technology company in Turkey with 33.1 million subscribers and a market share of approximately 54% as of March 31, 2011 (Source: Our estimations, operators’ and Authority’s announcements). Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 60.4 million subscribers as of March 31, 2011. Turkcell reported a TRY2.1 billion (US$1.3 billion) net revenue with total assets of TRY15.2 billion (US$9.8 billion) as of March 31, 2011.  Turkcell covers approximately 83% of the Turkish population through its 3G and 99.07% through its 2G technology supported network. It has become one of the first among the global operators to have implemented HSDPA+ and achieved a 42.2 Mbps speed using the HSPA multi carrier solution. Turkcell has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey.  51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Holding, 13.07% by Sonera Holding and 1.19% by others, while the remaining 34.69% is free float.Read more at www.turkcell.com.tr.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans, growth potential of our contactless payment solutions in Turkey and regarding the superiority of our products or current expectations such as those regarding the growth of Turkcell’s NFC program. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010 , which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com	Media Relations: Christa Conte/Henry Feintuch Feintuch Communications 212-808-4902/212-808-4901 oti@feintuchpr.com